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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section SEC

FEB 26 2010

Washington

SEC FILE NUMBER
8- 65562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **January 1, 2009**   AND ENDING   **December 31, 2009**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shin Han Global Securities**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3450 Wilshire Blvd., Suite 700

(No. and Street)

Los Angeles   **California**   **90010**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jung S. Shin   **(213) 380-6004**

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants

(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   **Northridge**   **California**   **91324**

(Address)   (City)   (State)   Zip Code

CHECK ONE:

     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jung S. Shin_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Shin Han Global Securities__

_____, as of __December 31_____, __2009__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

State of __CALIFORNIA_____
County of __LOS ANGELES_____
Subscribed and sworn to (or affirmed) to before me
this __24th__ day of __FEBRUARY__, 20 __10__
by __JUNG S. SHIN__ proved to me on the
basis of satisfactory evidence to be the person(s)
who appeared before me.

_____
Notary Public

_____
Signature

_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Shin Han Global Securities:

We have audited the accompanying statement of financial condition of Shin Han Global Securities (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shin Han Global Securities as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

WE FOCUS & CARE

Shin Han Global Securities
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	124,682
Receivables from clearing organization		83,011
Deposit with clearing organizations		101,821
Receivables from others		24,250
Property and equipment, net		10,356
Broker advances		22,222
Deposits		14,504
Other assets		2,621
Total assets	$	383,467

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	55,610
Total liabilities		55,610

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 4,000,000 shares authorized,		
1,152,262 shares issued and outstanding		1,149,992
Accumulated deficit		(822,135)
Total stockholder's equity		327,857
Total liabilities and stockholder's equity	$	383,467

The accompanying notes are an integral part of these financial statements.

Shin Han Global Securities
Statement of Operations
For the Year Ended December 31, 2009

Revenues

Commissions	$	1,545,780
Interest income		113
Other income		67,952
Net investment gains (losses)		2,609
Total revenues		1,616,454

Expenses

Employee compensation and benefits	347,102
Commissions and floor brokerage	189,728
Communications	15,145
Occupancy and equipment rental	72,338
Commission expense	799,834
Other operating expenses	212,442
Total expenses	1,636,589
Net income (loss) before income tax provision	(20,135)
Income tax provision	800
Net income (loss)	$ (20,935)

The accompanying notes are an integral part of these financial statements.

Shin Han Global Securities
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Accumulated Deficit	Total
Balance at December 31, 2008	$ 1,149,992	$ (801,200)	$ 348,792
Net income (loss)	-	(20,935)	(20,935)
Balance at December 31, 2009	$ 1,149,992	$ (822,135)	$ 327,857

The accompanying notes are an integral part of these financial statements.

Shin Han Global Securities
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:

Net income (loss)		$	(20,935)
Adjustments to reconcile net income to net			
cash provided by (used in) operating activities:			
Depreciation expense	$ 8,190		
(Increase) decrease in assets:			
Receivables from clearing organization	48,682		
Deposit with clearing organizations	(13,613)		
Receivables from others	(23,950)		
Broker advances	66,667		
Other assets	2,133		
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses	(86,247)		
Total adjustments			1,862

Net cash provided by (used in) operating activities   (19,073)

Net cash provided by (used in) in investing activities   -

Net cash provided by (used in) financing activities   -

Net increase (decrease) in cash   (19,073)

Cash at beginning of year   143,755

Cash at end of year $ 124,682

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Shin Han Global Securities (the "Company") was incorportated in the State of California on June 26, 2002 under the name CHK Global Securities. On March 23, 2006 the Company changed its legal name to Shin Han Global Securities. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the retail sale of corporate equity and debt securities, mutual fund shares, and U.S. government securities. The Company also sells insurance products including variable life insurance and annuities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing organization represent commissions earned on security transactions. These receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission income is generated from equity trading, mutual fund, and variable life insurance and annuities trades. Commission income and expenses are recorded on a settlement date basis with Penson Financial Services and on a trade-date basis with Wedbush Morgan Securities. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholder's equity.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2009, the receivables from clearing organization of $83,011 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATIONS

The Company has brokerage agreements with several clearing brokers ("Brokers") to carry its account and the accounts of its clients as customers of these Brokers. These Brokers have custody of the Company's cash balances which serve as collateral for any amounts due to these Brokers as well as collateral for securities sold short or securities purchase on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2009 was $101,821.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Computer Equipment	$	16,765	5
Office Equipment		15,791	7
Furniture and fixtures		17,385	7
		49,941	
Less: accumulated depreciation		(39,585)	
Property and equipment, net	$	10,356	

Depreciation expense for the year ended December 31, 2009, was $8,190.

Note 5: INCOME TAXES

The provision for income tax expense (benefit) comprises the following:

	Current
Federal	$ -
State	800
Total income tax expense (benefit)	$ 800

Note 5: INCOME TAXES
(Continued)

For the year ended December 31, 2009 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at December 31, 2009, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $123,896, that expires as follows:

Amount of unused operating Loss carry-forwards	Expiration during year ended December 31,
$ 5,812	2022
132,700	2023
183,323	2024
377,555	2025
94,399	2026
2,036	2028
57,147	2029
$ 852,972	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 6: LITIGATION

The Company is involved in an arbitration proceeding before the FINRA based on a claim filed by one of its customers for alleged breach of fiduciary duty, breach of contract, and other causes of action relating to the Company's handling of the plaintiff's account. The claim asks for compensatory damages totaling $108,657 plus punitive damages, attorney's fees and such other relief as the arbitration panel deems appropriate. At December 31, 2009 the Company believed that it could settle the matter for a lesser amount.

Outside counsel for the Company had advised that at that stage of the proceedings they could not offer an opinion as to the probable outcome of the matter. Accordingly, no provision for loss has been recorded in the accompanying financial statements for 2009.

Note 6: LITIGATION
(Continued)

In another claim to be heard in FINRA dispute arbitration proceedings involves a claim by a customer alleging the mishandling of their accounts which resulted in loss of principle. The total amount of the claim is $50,000 plus interest and attorney's fees. The Company's legal counsel advised that they could not offer an opinion as to the probable outcome of the case. The Company believes that the case has no merit, accordingly, no provision for loss of the $50,000 claim has been charged to operations in the accompanying financial statements for 2009.

Note 7: SUBSEQUENT EVENTS

As discussed in Note 6, the Company is involved in arbitration proceedings before the Financial Industry Regulatory Authority. Subsequent to year-end, a settlement offer of $80,000 was verbally accepted by the claimant. Under the terms of the settlement, the Company will be responsible for 40% of the total and the individual broker involved will be responsible for the remaining 60%. The Company believes that acceptance of this offer will settle the entire matter.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

On December 20, 2004 the Company entered into a lease agreement for office space under a noncancellable lease which commenced February 1, 2005 and expires March of 2010. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor. Current year occupancy expense consists of $72,338 in rent expense.

At December 31, 2009, the minimum annual payments are as follows:

Year Ending December 31,		
2010	$	18,131
2011 & thereafter		-
	$	18,131

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

SFAS/ASC No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $253,904 which was $248,904 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($55,610) to net capital was 0.22 to 1, which is less than the 15 to 1 maximum allowed.

Shin Han Global Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital

Common stock	$	1,149,992		
Accumulated deficit		(822,135)		
Total stockholder's equity			$	327,857
Less: Non-allowable assets				
Receivables from others		(24,250)		
Property and equipment, net		(10,356)		
Broker advances		(22,222)		
Deposits		(14,504)		
Other assets		(2,621)		
Total non-allowable assets				(73,953)
Net capital				253,904

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	3,707		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	248,904
Ratio of aggregate indebtedness to net capital		0.22 : 1		

There was a $1 rounding difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009.

Shin Han Global Securities
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Shin Han Global Securities as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Shin Han Global Securities
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Shin Han Global Securities as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Shin Han Global Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Shin Han Global Securities:

In planning and performing our audit of the financial statements of Shin Han Global Securities (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2010

Shin Han Global Securities

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2009



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Shin Han Global Securities

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of Shin Han Global Securities ("the Company") for the period from April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Shin Han Global Securities taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2010

A

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

WE FOCUS & CARE

Shin Han Global Securities
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

	Amount
Total assessment	$ 2,665
SIPC-4 general assessment	
Payment made on January 6, 2009	(150)
SIPC-6 general assessment	
Payment made on July 21, 2009	(906)
SIPC-7T general assessment	
Payment made on February 12, 2010	(1,609)
Total assessment balance	
(overpayment carried forward)	$ –



Shin Han Global Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009